EXHIBIT 99.1

Intellipharmaceutics / Par to Make Immediate Commercial Launch of 15 and 30 mg Generic Focalin XR(R)

– FDA Issues Final Approval of 15 mg, With 180 Days of Exclusivity, and 30 mg; and
–  Tentative Approvals for the Company's 5, 10, 20 and 40 mg Strengths

TORONTO, Nov. 18, 2013 (GLOBE NEWSWIRE) -- Intellipharmaceutics International Inc. (Nasdaq:IPCI) (TSX:I)  ("Intellipharmaceutics" or the "Company") a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs today announced that the U.S. Food and Drug Administration ("FDA") has granted final approval of the Company's dexmethylphenidate hydrochloride extended-release capsules for the 15 and 30 mg strengths.  Commercial sale of these strengths will be launched immediately by the Company's commercialization partner in the United States Par Pharmaceutical, Inc. ("Par").

As the first-filer for the drug product in the 15 mg strength, the Company will have 180 days of exclusivity of generic sales from the date of launch in the United States by its partner, Par.

The Company's 5, 10, 20 and 40 mg strengths were also tentatively FDA approved, subject to the right of another party or parties to 180 days of generic exclusivity from the date of first launch by such parties. Par intends to launch these strengths immediately upon the expiry of those exclusivity periods.

Dr. Isa Odidi, the CEO and a co-founder of Intellipharmaceutics, stated, "FDA approval of our application for a generic version of Focalin XR® is a major milestone for the Company in several respects. We believe that the approval represents a strong validation of our core drug development competence and our controlled-release delivery technologies. At the same time, we have demonstrated that we can partner with an established and well-regarded pharmaceutical company, in this case Par Pharmaceutical, to see a product through to commercialization in the United States. Finally, this generic product will generate our first revenues from commercial sales of a drug product in the United States and provide an enhanced level of financial flexibility to the Company."

Focalin XR®, a drug used in the treatment of attention deficit hyperactivity disorder, is marketed by Novartis Pharmaceuticals Corporation. According to Source Healthcare Analytics, sales for the 12 months ended October 2013 of Focalin XR® 15 and 30 mg, respectively, in the U.S. were approximately $136 million and $69 million (TRx MBS Dollars, which represents projected new and refilled prescriptions representing a standardized dollar metric based on manufacturer's published catalog or list prices to wholesalers, and does not represent actual transaction prices and does not include prompt pay or other discounts, rebates or reductions in price). The remaining 5, 10, 20, 25, 35 and 40 mg strengths represent sales of approximately $478 million (TRx MBS Dollars).

About Intellipharmaceutics

Intellipharmaceutics International Inc. is a pharmaceutical company specializing in the research, development and manufacture of novel and generic controlled-release and targeted-release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology platform, Intellipharmaceutics has developed several drug delivery systems and a pipeline of product candidates in various stages of development, including Abbreviated New Drug Applications ("ANDAs") filed with the FDA in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, diabetes and pain.

Intellipharmaceutics also has New Drug Application 505(b)(2) product candidates in its development pipeline. These include Rexista™ oxycodone, an abuse-deterrent oxycodone, based on its proprietary novel Point Of Divergence Drug Delivery System ("nPODDDS™") and a pregabalin extended-release ("Regabatin™ XR").

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CONTACT:   Shameze Rampertab
Vice President Finance & CFO
416-798-3001 x106
investors@intellipharmaceutics.com